UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                                (Rule 13d-102)
                        INFORMATION TO BE INCLUDED IN
               STATEMENTS FILED PURSUANT TO RULE 13d-1(b), (c),
                        AND (d) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(b)

                           Asia Global Crossing Ltd.
                               (Name of Issuer)

                Class B Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                   G05330108
                                (CUSIP Number)

                                October 6, 2000
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     /_/  Rule 13d-1(b)
     /_/  Rule 13d-1(c)
     /X/  Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  1.    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person:

             Global Crossing Ltd.
             I.R.S. Employer Identification No. 98-0189783
  2.    Check the Appropriate Box if a Member of a Group              (a) /_/
                                                                      (b) /_/
  3.    SEC Use Only

  4.    Citizenship or Place of Organization

             Bermuda
                    5.   Sole Voting Power

    NUMBER OF                 0
     SHARES         6.   Shared Voting Power
  BENEFICIALLY
    OWNED BY                  401,125,125
      EACH          7.   Sole Dispositive Power
    REPORTING
     PERSON                   0
      WITH          8.   Shared Dispositive Power

                              315,625,125
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            315,625,125
 10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)
                                                                          /X/
 11.    Percent of Class Represented by Amount in Row (9)

             56.9%
 12.    Type of Reporting Person (See Instructions)

             CO

  1.    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person:

             Global Crossing Holdings Ltd.
             I.R.S. Employer Identification No. 98-0186828
  2.    Check the Appropriate Box if a Member of a Group              (a) /_/
                                                                      (b) /_/
  3.    SEC Use Only

  4.    Citizenship or Place of Organization

             Bermuda
                    5.   Sole Voting Power

    NUMBER OF                 0
     SHARES         6.   Shared Voting Power
  BENEFICIALLY
    OWNED BY                  401,125,125
      EACH          7.   Sole Dispositive Power
    REPORTING
     PERSON                   0
      WITH          8.   Shared Dispositive Power

                              315,625,125
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             315,625,125
 10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)
                                                                          /X/
 11.    Percent of Class Represented by Amount in Row (9)

             56.9%
 12.    Type of Reporting Person (See Instructions)

             CO

  1.    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person:

             Global Crossing Asia Holdings Ltd.
             I.R.S. Employer Identification No. N/A
  2.    Check the Appropriate Box if a Member of a Group              (a) /_/
                                                                      (b) /_/
  3.    SEC Use Only

  4.    Citizenship or Place of Organization

             Bermuda
                    5.   Sole Voting Power

    NUMBER OF                 0
     SHARES         6.   Shared Voting Power
  BENEFICIALLY
    OWNED BY                  401,125,125
      EACH          7.   Sole Dispositive Power
    REPORTING
     PERSON                   0
      WITH          8.   Shared Dispositive Power

                              315,625,125
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             315,625,125
 10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)
                                                                          /X/
 11.    Percent of Class Represented by Amount in Row (9)

             56.9%
 12.    Type of Reporting Person (See Instructions)

             CO

                                 SCHEDULE 13G

Item 1(a).       Name of Issuer:

         Asia Global Crossing Ltd.

Item 1(b).       Address of Issuer's Principal Executive Offices:

         360 N. Crescent Drive
         Beverly Hills, California 90210

Item 2(a).       Name of Persons Filing:

         Global Crossing Ltd., the owner of 100% of the common stock of Global Crossing Holdings Ltd., is a Bermuda corporation whose principal address is Wessex House, First Floor, 45 Reid Street, Hamilton, Bermuda 12 Bermuda.

         Global Crossing Holdings Ltd., the owner of 100% of the common stock of Global Crossing Asia Holdings Ltd., is a Bermuda corporation whose principal address is Wessex House, First Floor, 45 Reid Street, Hamilton, Bermuda 12 Bermuda.

         Global Crossing Asia Holdings Ltd., is the direct beneficial owner of 315,625,125 shares of Class B Common Stock of Asia Global Crossing Ltd. These Class B shares are immediately convertible, at the option of the holder, into the same number of shares of the Class A Common Stock of Asia Global Crossing Ltd. that are the subject of this
         Schedule 13G.

Item 2(b).       Address of Principal Business Office or, if None, Residence:

         See Item 2(a).

Item 2(c).       Citizenship:

         See Item 4 of each cover page.

Item 2(d).       Title of Class of Securities:

         Common Stock, par value $0.01 per share

Item 2(e).       CUSIP Number:

         G05330108

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         (a)      /_/     Broker or dealer registered under Section 15 of
                          the Exchange Act.

         (b)      /_/     Bank as defined in Section 3(a)(6) of the
                          Exchange Act.

         (c)      /_/     Insurance company as defined in Section 3(a)(19)
                          of the Exchange Act.

         (d)      /_/     Investment company registered under Section 8 of
                          the Investment Company Act.

         (e)      /_/     An investment adviser in accordance with Rule
                          13d-1(b)(1)(ii)(E);

         (f)      /_/     An employee benefit plan or endowment fund in
                          accordance with Rule 13d-1(b)(1)(ii)(F);

         (g)      /_/     A parent holding company or control person in
                          accordance with Rule 13d-1(b)(1)(ii)(G);

         (h)      /_/     A savings association as defined in Section 3(b)
                          of the Federal Deposit Insurance Act;

         (i)      /_/     A church plan that is excluded from the
                          definition of an investment company under Section
                          3(c)(14) of the Investment Company Act;

         (j)      /_/     Group, in accordance with Rule
                          13d-1(b)(1)(ii)(J);

         If this statement is filed pursuant to Rule 13d-1(c), check this box. /_/

Item 4.          Ownership.

         (a)     Amount Beneficially Owned

                 315,625,125
                 Global Crossing Ltd., Microsoft Corporation and Softbank Corp. are parties to a voting agreement in which each has agreed to vote together. Global Crossing Ltd., Global Crossing Holdings Ltd. and Global Crossing Asia Holdings Ltd. disclaim beneficial ownership of the shares owned by Microsoft Corporation and Softbank Corp.

         (b)     Percent of Class

                 See Item 11 of each cover page, which is based upon Item 5 of each cover page. See Item 4(a).

         (c)     Number of shares as to which such person has:

                 (i)      sole power to vote or to direct the vote

                          See Item 5 of each cover page.

                 (ii)     shared power to vote or to direct the vote

                          See Item 6 of each cover page.

                 (iii) sole power to dispose or to direct the disposition of

                          See Item 7 of each cover page.

                 (iv) shared power to dispose or to direct the disposition of

                          See Item 8 of each cover page.

Item 5.          Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
         following  [   ].

Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.          Identification and Classification of Members of the Group.

         Not applicable.

Item 9.          Notice of Dissolution of Group.

         Not applicable.

Item 10.         Certifications.

         Not applicable.

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       GLOBAL CROSSING LTD.



                                       By:   /s/ Mitchell Sussis
                                             -------------------------
                                             Name:  Mitchell Sussis
                                             Title:  Secretary

                                       GLOBAL CROSSING HOLDINGS LTD.


                                       By:   /s/ Ian McLean
                                             -------------------------
                                             Name:  Ian McLean
                                             Title:  President


                                       GLOBAL CROSSING ASIA HOLDINGS LTD.

                                       By:   /s/ Ian McLean
                                             -------------------------
                                             Name:  Ian McLean
                                             Title:  President



February 14, 2001

                                 EXHIBIT INDEX

         Exhibit A           Joint Filing Agreement (filed herewith).

                            JOINT FILING AGREEMENT

         The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, and any amendments or supplements thereto, jointly on behalf of each party.

                                       GLOBAL CROSSING LTD.


                                       By:    /s/ Mitchell Sussis
                                              -------------------------
                                              Name:  Mitchell Sussis
                                              Title:  Secretary

                                       GLOBAL CROSSING HOLDINGS LTD.


                                       By:    /s/ Ian McLean
                                              -------------------------
                                              Name:  Ian McLean
                                              Title:  President


                                       GLOBAL CROSSING ASIA HOLDINGS LTD.


                                       By:    /s/ Ian McLean
                                              -------------------------
                                              Name:  Ian McLean
                                              Title:  President




February 14, 2001